SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on July 3, 2018

I.               DATE, TIME AND PLACE: On July 3, 2018, at 10:00 a.m. via conference call, as authorized by the Company’s Bylaws.

II.               CALL NOTICE AND ATTENDANCE: Members of the Board of Directors we duly summoned. All Board members attended the meeting; therefore, the instatement and approval of the quorum were verified. The Company’s officer, Mr. Carlos Eduardo Moraes Calheiros also attended the meeting.

III.               COMPOSITION OF THE BOARD: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

IV.               AGENDA: to approve and authorize: (i) the thirteenth (13th) Private Issue of Non-Convertible Unsecured Debentures, in a Single Series by the Company (“Debentures” and “Issue”), which shall serve as collateral for the issue of real estate receivables certificates (”CRI“) of the 111th series of the 1st Issue of HABITASEC SECURITIZADORA S.A., a corporation registered as securitization company before the Brazilian Securities and Exchange Commission, headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, n.º 2.894, 5º andar, conjunto 52, CEP 01451-000, enrolled with the corporate taxpayer’s ID (CNPJ/MF) No. 09.304.427/0001-58 (”Habitasec”) (“Operation”); (ii) the grant of the Company’s guarantees on behalf of Habitasec, in the capacity of acquirer of receivables deriving from Debentures, in order to assure the compliance with the obligations assumed by the Company within the scope of the Issue and Operation; (iii) if the matters included in items (i) and (ii) above are approved, authorize the Company’s Board of Executive Officers to execute all the acts and sign all and any documents necessary for the Issue of Debentures and the materialization of this Operation, including further amendments; and (iv) ratify the acts eventually already practiced by the Board of Executive Officers and other legal representatives of the Company, pursuant to the resolutions above.

V.               RESOLUTIONS: After analyzing the matters and documents included in the agenda, the Board members unanimously resolved, without any reservations by majority vote:

a)           To approve the Company’s Issue of Debentures, pursuant to the “Private Instrument of Indenture of the 13th Issue of Non-Convertible and Unsecured Debentures, in a Single Series, for Private Placement of Gafisa S.A.” (“Indenture”). The Issue shall have the following characteristics:

(i)                         Number of the Issue: This present Issue constitutes the thirteenth (13th) issue of Issuer’s Debentures;

(ii)                       Total Issue Amount: The total issue amount of Debentures shall be ninety million Reais (R$90,000,000.00);

(iii)                      Quantity of Debentures: Until ninety thousand (90,000) Debentures shall be issued;

(iv)                     Allocation of Proceeds: The net proceeds raised by the Company through the Issue of Debentures will be fully and solely used for the development by the Company of a residential real estate project referred to as “Bosque Marajoara”, to be developed over property under registration No.  413.177 with 11th Property Registrar of São Paulo;

(v)                       Structured Operation: the thirteenth (13th) Issue of Debentures shall serve as collateral for the 111th Series, of the 1st Issue of Habitasec’s CRI, which shall be purpose of a tender offer with restricted efforts pursuant to  CVM Instruction No. 476 of January 16, 2009;

(vi)                     Transfer of Debentures and Debentures Bound to CRI: Firstly,  Debentures will be subscribed by GAFISA SPE - 138 EMPREENDIMENTOS IMOBILIARIOS LTDA., a limited special purpose entity, headquartered in the City and State of São Paulo, at Avenida Nações Unidas, nº 8.501, 19º andar, parte, enrolled with the corporate taxpayer’s ID (CNPJ/MF) No. 18.493.790/0001-50, with its articles of association filed at the Board of Trade of the State of São Paulo (JUCESP) under NIRE 35.227.709.178 and, immediately after the compliance with all condition precedents to be defined and provided for in the respective Agreement for Receivables Assignment, all Debentures shall be assigned to Habitasec (“Assignment Agreement”);

(vii)                    Unit face value of Debentures: The unit face value of Debentures shall be one thousand Reais (R$1,000.00), on the Date of Issue;

(viii)                  Type: Debentures are unsecured;

(ix)                     Class and Convertibility: Non-convertible debentures;

(x)                       Form of Debentures: Debentures shall be issued in the registered form, not issuing certificates;

(xi)                     Series: Issue shall have a single series;

(xii)                    Date of Issue: For all legal purposes and effects of the Debentures Indenture, the date of issue of Debentures shall be July 3, 2018 (“Date of Issue”);

(xiii)                  Placement: Debentures shall purpose of private placement, without any intermediation from entities composing the securities distribution system and/or any sales efforts with investors;

(xiv)                  Monetary Restatement of Debentures: Debentures shall not have their Unit Face Value monetarily restated;

(xv)                   Remuneration: Compensatory interest shall incur on the Unit Face Value of Debentures corresponding to one hundred percent (100%) of the  accumulated variation of one-day average daily rates of DI – Interbank Deposits, over extra group, expressed as annual percentage, basis of two hundred and fifty-two (252) Business Days, daily calculated and disclosed by B3 S.A. – BRAZIL, STOCK EXCHANGE, OTC (“B3”), in its daily bulletin available on its Webpage (http://www.cetip.com.br) (“DI Rate"), plus a spread of three integers percent (3.00%) p.a., (“Remuneration”), calculated exponentially and cumulatively pro rata temporis per business days elapsed, incurring on the unamortized Unit Face Value of Debentures from the first Date of Payment of Debentures, until the date of their effective payment, according to the formula described in the Debentures Indenture. Without prejudice to payments deriving from the Early Redemption of Debentures and/or early maturity of obligations arising from Debentures, the Remuneration shall be paid pursuant to Debentures Indenture;

(xvi)                  Remuneration Payment Frequency: Without prejudice to payments deriving from early redemption or amortization of Debentures, pursuant to the Indenture, and/or early maturity of obligations arising from Debentures, the Remuneration shall be paid monthly and successively in accordance with the dates to be laid down in the Debentures Indenture (“Remuneration Due Date”) with first payment due on July 30, 2018 until debt maturity;

(xvii)                Maturity Date: July 4, 2022;

(xviii)             Debenture Term: Debentures shall have effectiveness period of one thousand, four hundred and sixty-two (1,462) days, as of the Date of Issue;

(xix)                  Scheduled Amortization: Except for the assumptions provided for in Clauses 5 and 6 of the Debentures Indenture, the balance of the Unit Face Value of Debentures shall be amortized according to the schedule defined in Exhibit I of the Debentures Indenture;

(xx)                   Extraordinary Amortization: Issuer shall carry out the extraordinary amortization of outstanding Debentures, upon the occurrence of the following events and under the following conditions: (i) if the amount of properties whose fiduciary sales have been duly constituted is equal to or lower than the Minimum Ratio of Guarantee (as defined in the Assignment Agreement), Issuer shall use one hundred percent (100%) of the proceeds deriving from the sale of Properties for the amortization of the outstanding balance of Unit Face Value of Debentures, on the following Date of Payment; and (ii) if the amount of properties whose fiduciary sales have been duly constituted exceeds the Minimum Ratio of Guarantee (as defined in the Assignment Agreement), Issuer shall use the proceeds deriving from the sale of properties to amortize (a) the next installment of Remuneration and (b) the outstanding balance of Face Value Debentures in amount corresponding to fifty percent (50%) of the amount of properties sold, on the following Date of Payment and the remaining amount shall be released to the Issuer;

(xxi)                  Optional Acquisition of Debentures: No optional acquisition of Debentures;

(xxii)                Early Redemption: No optional early redemption of Debentures;

(xxiii)               Fine and Default Charges: Without prejudice of Remuneration, in the event of failure to pay any amount due to Debenture Holder pursuant to the Debentures Indenture, debts in arrears shall be subject to (i) a non-compensatory default fine of two percent (2%) over total amount due and (ii) default interest calculated from the date of default (exclusive) until the date of effective payment (inclusive) at the rate of one percent (1%) per month or fraction, over the amount thus due, regardless of notice, court or out-of-court notification, besides collection expenses incurred; and

(xxiv)              Early Maturity: The early maturity of Debentures shall occur as provided for in the Debentures Indenture.

b)          To approve the grant of collaterals for properties’ fiduciary sale by the Company on behalf of Habitasec, over units of Smart Santa Cecília, Bosque Marajoara, Smart Vila Madalena, Vision Capote Valente and Mood Lapa projects, to guarantee the obligations assumed by the Company within the scope of Issue of Debentures and the Operation; and

c)           Authorize any actions taken and to be taken and/or ratify any negotiations made and/or to be made by the Company’s Board of Executive Officers in relation to all the terms and conditions applicable to the Issue of  Debentures and the CRI Operation, as well as authorize the Company’s Board of Executive Officers to practice all and any acts and sign all and any documents necessary to the Issue of Debentures and the CRI Operation, including, but not limited to the Indenture, the Assignment Agreement, the instruments to formalize the fiduciary sale guarantee.

VI.               CLOSING: With no further matters to be discussed, the meeting was adjourned to draw up these minutes as a summary, which then were read, approved and signed as follows.

São Paulo, July 3, 2018.

____________________________

Odair Garcia Senra

Chairman

____________________________

Janine Maria Corrêa Pupo

Secretary

____________________________

TOMÁS ROCHA AWAD

ANA MARIA LOUREIRO RECART

KAREN SANCHEZ GUIMARÃES

ERIC ALEXANDRE ALENCAR

GUILHERME VILAZANTE CASTRO

RODOLPHO AMBOSS

By: Odair Garcia Senra*

*Signed pursuant to Article 19, Paragraph 2 of the Company’s Bylaws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 17, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer